UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Polypore International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73179V103
(CUSIP Number)

June 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73179V103	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 3,216
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,216
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus International Partners, L.P. I.R.S. #13-4104745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 524
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners LLC I.R.S. #13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 3,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus & Co. I.R.S. #13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 3,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus LLC I.R.S. #13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 3,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 3,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 3,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 less than 1%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):                      Name of Issuer:

   Polypore International, Inc. (the “Company”)

Item 1(b):                      Address of Issuer’s Principal Executive Offices:

   11430 North Community House Road
   Suite 350
   Charlotte, North Carolina  28277

Item 2(a):                      Name of Person Filing:

This Schedule 13G/A is filed by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (and together with two affiliated limited partnerships, “WP VIII”), and Warburg Pincus International Partners, L.P., a Delaware limited partnership (and together with two affiliated limited partnerships, “WPIP”).  The sole general partner of Warburg Pincus Private Equity VIII, L.P. and of Warburg Pincus International Partners, L.P. is Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”).  Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP LLC.  Warburg Pincus LLC, a New York limited liability company (“WP LLC”), manages WP VIII and WPIP.  Charles R. Kaye (“Mr. Kaye”) and Joseph P. Landy (“Mr. Landy”) are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  Each of WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the Common Stock (as defined below) except to the extent of any indirect pecuniary interest therein.  Mr. Kaye and Mr. Landy may be deemed to control WP VIII, WPIP, WPP LLC, WP and WP LLC.  WP VIII, WPIP, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons”.

On June 8, 2011, (i) WP VIII distributed an aggregate of 1,541,901 shares of Common Stock (as defined below) to its partners on a pro rata basis with no consideration being paid to WP VIII in connection therewith and (ii) WPIP distributed an aggregate of 1,553,114 shares of Common Stock (as defined below) to its partners on a pro rata basis with no consideration being paid to WPIP in connection therewith (collectively, the "WP Distributions").  Following the WP Distributions, WP VIII is the direct record owner of 3,216 shares of Common Stock of the Company and WPIP is the direct record owner of 524 shares of Common Stock of the Company.  The Warburg Pincus Reporting Persons disclaim beneficial ownership of any shares in which they do not have a pecuniary interest.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

   The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c):                      Citizenship:

Warburg Pincus Private Equity VIII, L.P. is a Delaware limited partnership, Warburg Pincus International Partners, L.P. is a Delaware limited partnership, WPP LLC is a New York limited liability company, WP is a New York general partnership and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are United States citizens.

Item 2(d):                      Title of Class of Securities:

   Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e):                      CUSIP Number

   73179V103

Item 3:                        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the Act,

B.	[ ] Bank as defined in Section 3(a)(6) of the Act,

C.	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,

D.	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	[ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	[ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                         Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.  Calculations are based upon 45,976,764 shares of Common Stock outstanding as of May 2, 2011 (as reported in the Company's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2011).

Item 5:                       Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6:                     Ownership of More than Five Percent on Behalf of Another Person:

No Warburg Pincus Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

  N/A

Item 8:                     Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

Item 9:                     Notice of Dissolution of Group:

  N/A

Item 10:                  Certification:

 N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2011
WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By:  Warburg Pincus Partners, LLC,
its General Partner
By:  Warburg Pincus & Co.,
its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:  Partner

Dated: June 20, 2011
WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By:  Warburg Pincus Partners, LLC,
its General Partner
By:  Warburg Pincus & Co.,
its Managing Member

By: /s/ Scott A. Arenare
   Name:  Scott A. Arenare
   Title:  Partner

Dated: June 20, 2011	WARBURG PINCUS PARTNERS, LLC By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: June 20, 2011	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: June 20, 2011	WARBURG PINCUS LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

Dated: June 20, 2011	CHARLES R. KAYE /s/ Scott A. Arenare Charles R. Kaye By: Scott A. Arenare, as Attorney-in-Fact*

Dated: June 20, 2011	JOSEPH P. LANDY /s/ Scott A. Arenare Joseph P. Landy By: Scott A. Arenare, as Attorney-in-Fact**

*  The Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006 as an exhibit to the statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

**  The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.